UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
___________________________________
FORM 6-K/A
(Amendment No. 1)
___________________________________

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the Month of August 2025

Commission File Number: 001-41731
___________________________________
Fidelis Insurance Holdings Limited
(Exact Name of Registrant as Specified in its Charter)
___________________________________

Wellesley House South, 90 Pitts Bay Road Pembroke, Bermuda HM09
+1 441 279 2590
(Address of Principal Executive Office)
___________________________________
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐    No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐    No ☒

Change of Director

On August 5, 2025, Fidelis Insurance Holdings Limited (the “Company”) originally filed a Report of Foreign Private Issuer on Form 6-K (this “Report”) to disclose (a) that Mr. Hinal Patel, Shelf Holdco II Limited’s (“The Fidelis Partnership”) director designee, informed the Company of his intent to resign from the board of directors of the Company (the “Board”), effective August 5, 2025, and (b) pursuant to The Fidelis Partnership’s director nomination rights under the Company’s Amended and Restated Bye-Laws, The Fidelis Partnership intended to nominate Mr. Charles Mathias to serve as a director on the Board, effective August 5, 2025, subject to Board approval.

On August 6, 2025, the Board (a) accepted the resignation of Mr. Hinal Patel from the Board and as a member of each of the Risk Committee and the Investment Committee of the Board, effective August 5, 2025, and (b) appointed Mr. Charles Mathias as a director of the Board and as a member of each of the Risk Committee and the Investment Committee of the Board, effective August 5, 2025.

The information furnished in this Report, shall be deemed to be filed with the Securities and Exchange Commission and incorporated by reference into the Company’s registration statements on Form S-8 (File No. 333-273105) and Form F-3 (File No. 333-287332), and any related prospectuses, as such registration statements and prospectuses may be amended from time to time, and to be part thereof from the date on which this Report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized on this 11th day of August, 2025.

FIDELIS INSURANCE HOLDINGS LIMITED

By:	/s/ Allan C. Decleir
Name:	Allan C. Decleir
Title:	Group Chief Financial Officer